December 24, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Briazz, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of Form 8-K report of Briazz, Inc. dated December 24, 2003 (date of earliest event reported: December 17, 2003). We agree with the statements concerning our Firm in such Form 8-K, however, PricewaterhouseCoopers LLP makes no comment whatsoever regarding any current or future disclosure of changes or improvements of any kind to internal controls implemented by the Company in order to address reportable conditions related to such internal controls.

Very truly yours,

PricewaterhouseCoopers LLP